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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: August 31, 2015
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FORM 12b-25	SEC FILE NUMBER
1-8518

CUSIP NUMBER
NOTIFICATION OF LATE FILING	502003106

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2013

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LL&E Royalty Trust
Full Name of Registrant

N/A
Former Name if Applicable

354 Indusco Ct.
Address of Principal Executive Office (Street and Number)

Troy, Michigan 48083
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As stated on LL&E Royalty Trust’s (the “Trust”) Form 8-K filed on November 10, 2011, due to the removal of The Bank of New York Mellon Trust Company, N.A., as trustee, and appointment of James E. Barlett as successor trustee, and other factors affecting the Trust, including the subsequent removal of James E. Barlett, as trustee, and the appointment of Roger Parsons as successor trustee, the Trust is not in a position to complete its financial statements for the quarter ended September 30, 2013 and therefore the Trust’s Form 10-Q cannot be filed within the prescribed time period.  The trustee is unable to provide assurance that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Erik Abraham	248	556-2916
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☑
The Trust has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2012 or any Quarterly Reports on Form 10-Q for the preceding 12 months.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013		By:	/s/ Roger D. Parsons
Roger D. Parsons, Trustee